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                                  Filed by: Harris Interactive Inc.

                                  Document is being filed pursuant to
                                  Rule 425 under the Securities Act of
                                  1933 and is deemed filed pursuant to
                                  Rule 14a-12 under the Securities
                                  Exchange Act of 1934.

                                  Subject Company: Total Research Corporation

                                  Commission File No.: 333-69056



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 8-K


                                 CURRENT REPORT

     Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

      Date of Report (Date of Earliest Event Reported): September 13, 2001

                             HARRIS INTERACTIVE Inc.
               (Exact Name of Registrant as Specified in Charter)


           Delaware                          000-27577              16-1538028
---------------------------------    --------------------------   --------------
 (State or other jurisdiction of      (Commission File Number)    (IRS Employer
 Identification incorporation)                                        Number)


     135 Corporate Woods, Rochester, New York                    14623
----------------------------------------------               -------------
  (Address of Principal Executive Offices)                    (Zip Code)


        Registrant's Telephone Number Including Area Code: (716) 272-8400
                                                           --------------


                                 Not Applicable
          (Former Name or Former Address, if Changed Since Last Report)

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                             Additional Information.

Harris Interactive Inc. and Total Research Corporation have filed a preliminary joint proxy statement/prospectus and other relevant documents concerning the proposed merger transaction contemplated by the merger agreement, dated as of August 5, 2001, among Harris Interactive Inc., Total Research Corporation and Total Merger Sub Inc. with the Securities and Exchange Commission (the "Commission"). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/ PROSPECTUS AND, WHEN IT BECOMES AVAILABLE, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the preliminary joint proxy statement/prospectus, the definitive joint proxy statement/prospectus (when it becomes available), and other documents filed by Harris Interactive and Total Research at the Commission's web site at www.sec.gov. The preliminary joint proxy statement/prospectus, the definitive joint proxy statement/prospectus (when it becomes available) and such other documents may also be obtained free of charge from Harris Interactive Inc. or from Total Research Corporation by directing such request to Harris Interactive, Inc., 135 Corporate Woods, Rochester, New York 14623, tel: (716) 272-8400; or to Total Research Corporation, 5 Independence Way, Princeton, New Jersey 08543-5305, tel: (609) 520-9100. Although investors and security holders may obtain free copies of the preliminary joint proxy statement/prospectus, you should know that the preliminary joint proxy statement/prospectus is not complete and may be changed.

Harris Interactive, and certain of its directors, executive officers and other members of its management and employees may be considered to be participants in the solicitation of proxies in respect of the contemplated Harris Interactive and Total Research Corporation merger transaction. Information regarding such persons is set forth in the preliminary joint proxy statement/prospectus and in Harris Interactive Inc.'s Form 10-K for its fiscal year ended June 30, 2001. Updated information concerning these persons will be available in the definitive joint proxy statement/prospectus when it becomes available.

This document contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. These statements are not guarantees of future results or performances. Actual results may vary materially from the expectations expressed in the forward-looking statements. The forward-looking statements include statements addressing future financial and operating results; the benefits of the M&A Create Ltd. acquisition by Harris Interactive; and the benefits of the pending Harris Interactive and Total Research merger. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the ability of Harris Interactive to successfully integrate M&A Create's business and operations and the successful completion of the Harris Interactive and Total Research merger. Factors that could affect the successful completion of the Harris Interactive and Total Research merger include, among other things, the failure of the Harris Interactive stockholders to approve the issuance of shares of Harris Interactive common stock in connection with the merger; the failure of the Total Research stockholders to approve the merger; and the risk that the businesses of Harris Interactive and Total Research will not be integrated successfully; and other economic, business, competitive and/or regulatory factors affecting Harris Interactive's and Total Research's businesses generally. Detailed information about factors pertinent to the business of each of Harris Interactive and Total Research that could cause actual results to differ is set forth in Harris Interactive's and Total Research's filings with the Securities and Exchange Commission including Harris Interactive's and Total Research's Annual Reports on Form 10-K for the fiscal year ended June 30, 2001. Harris Interactive is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

The Harris Interactive Press Release, dated September 24, 2001 (Exhibit 99.1) was issued on September 24, 2001.


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Item 5.       Other Events

              On September 24, 2001, Harris Interactive Inc., a Delaware corporation ("Harris Interactive") issued a press release announcing that it had acquired M&A Create Ltd., in consideration of a combination of cash and shares of Harris Interactive common stock. The acquisition was accomplished through Harris Interactive International, a wholly owned subsidiary of Harris Interactive. A copy of the press release issued in connection with the acquisition is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.   Financial Statements, Pro Forma Financial Information and Exhibits.

    (a)   Financial Statements of the Business Acquired.

          Not Applicable

    (b)   Pro Forma Financial Information

          Not Applicable

    (c)   Exhibits

No.       Description
---       -----------

99.1      Press Release of Harris Interactive Inc., dated September 24, 2001.


                                   Signatures

              Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                 HARRIS INTERACTIVE INC.

                                                 /s/ Bruce A. Newman
                                                 ------------------------------
                                                 Name:  Bruce A. Newman
                                                 Title:  Chief Financial Officer


Dated: September 24, 2001

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                                  EXHIBIT INDEX


EXHIBIT NO.       DESCRIPTION

99.1     Press Release of Harris Interactive Inc., dated September 24, 2001.